

Mail Stop 4720

May 4, 2017

Zhou Xinming
Chief Executive Officer and Director
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

> **Re:** **Hexindai Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 7, 2017**
> **CIK No. 0001702318**

Dear Mr. Zhou:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of the agreements that you enter into with various counterparties during the transactional process, including investor agreements, borrower agreements and any other specific agreements you may enter into (i.e., risk reserve, cash incentives, guarantee or other programs). The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please revise disclosure throughout the prospectus to provide information based on the minimum and maximum offering amount, such as the capitalization and dilution tables on pages 62 and 63. In addition, please revise the prospectus cover page to briefly disclose the underwriting arrangements, including without limitation:

    •   The top of the cover page, where you disclose the amount of ADSs representing ordinary shares being offered, to also disclose the minimum amount of shares that must be sold for the offering to close; and

    •   Disclose the date the offering will end and the escrow arrangements, including provisions for timing of return of funds to investors if the minimum offering proceeds are not received.

    Refer to Item 501 of Regulation S-K.

Prospectus Summary, page 1

Overview

5. You state that you leverage the "nationwide physical networks" of your offline cooperation partner, Hexin Group, which had a total of "99 branches in 20 provinces" across China as of December 31, 2016. However, we also note your disclosure on pages 72 and 118 that:

    •   60 of the 99 physical branches are operated by Hexin Financial Information, which is focused on secured loans;

    •   As of December 31, 2016, 6.6% of the total outstanding amount of loans facilitated on your marketplace were attributed to secured loans, while 93.4% of such loans were attributed to unsecured credit loans; and

    •   You will focus on unsecured credit loans in the future.

In light of your business strategy going forward, please balance your disclosure by clarifying the extent of the nationwide physical network that you intend to leverage for acquiring borrowers offline.

Summary Historical Financial Information of our Company, page 9

6.   We note on page 10 your presentation of summary operating data, which are presented in RMB'000. Please revise the table to also disclose the data in U.S. dollars. This information should be provided throughout the document for consistency purposes.

7.   We also note your presentation of "Gross billing amount (net of VAT)" and "Gross billing ratio (net of VAT)," which differs from the revenue recognized in the time of recognition under U.S. GAAP. Tell us if you consider these to be non-GAAP financial measures, and if so, please revise to clearly label them as non-GAAP financial measures, explain how management uses such measures, why they are useful to investors and any limitations to its use, and include a reconciliation to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

8.   Please clarify how you account for this difference between the gross billing amount and the amount of revenue recognized in your financial statements, including whether you recognize any portion as deferred revenue.

9.   We also note that you present the number of borrowers by credit loan transactions and secured loan transactions, but only present the total number of investors. Please revise to disaggregate the total investors by credit loan and secured loan transactions as well. In addition, tell us and clarify whether there are any borrowers that could overlap and be included as both a credit loan and secured loan borrower in your table.

Risk Factors

Our new third-party insurance arrangements may not be sufficient . . . , page 16

10.   We note that in January 2017, you entered into a framework agreement with Changan Insurance to provide insurance to investors covering the risk of borrowers' non-payment, effective February 1, 2017. Please revise elsewhere in the prospectus, such as your Business section, to describe in greater detail the material terms and conditions of this agreement, including, without limitation, the material obligations of the parties, the duration of the agreement and the material termination provisions. Also please file this agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

The voting rights of holders of ADS are limited by the terms of the deposit agreement . . . , page 55

11. We note this risk factor as well as the following risk factor describes the voting rights associated with the ADSs. Please revise these risk factors to make clear that as discussed on page 157, under Cayman law and in your organizational documents, you are not required to hold an annual general meeting for shareholders.

Use of Proceeds, page 59

12. You state that you intend to use the offering proceeds for marketing purposes, risk management upgrades, anti-fraud and billing operations systems. Please discuss the priority and implementation of these uses based on whether you receive the minimum, maximum, or other proceeds from your offering. Refer to Part I, Item 3(C) of Form 20-F for further guidance.

Corporate History and Structure, page 67

13. We note that in January 2017, you entered into a strategic cooperation agreement with China Everbright Bank and integrated your asset custody system with Jiangxi Bank. Please tell us the terms and nature of each of these arrangements.

14. We also note that you entered into a framework agreement with Changan Insurance to provide insurance coverage to investors and transitioned from the risk reserve liability policy to the insurance arrangement. Please address the following:

- Tell us and disclose whether all investors are automatically enrolled in the insurance policy or whether they have the option to opt-in or opt-out. If the investors elect to opt-out, is the Company required to provide a risk reserve liability to that investor?

- Tell us whether Changan Insurance has the option to deny insurance to any particular borrower that they deem risky. If so, then is the Company required to provide a risk reserve liability to the investor for that borrower?

- Tell us and disclose whether you, the investors or the borrowers are responsible for payment of the premium on the insurance policy.

- Tell us and disclose whether you charge any fees to your customers or to Changan relating to the insurance policy and if so, how you recognize those fees in your financial statements.

- Tell us whether Changan Insurance is a related party.

15.   We note your diagram illustration of the corporate structure immediately upon
        completion of this offering on page 68; however, we do not see a box for the public
        shareholders ownership percentage after completion of the offering. Please revise
        the charts to show the corporate structure immediately before and after completion
        of the offering, including the ownership percentage of the public shareholders upon
        completion.

Our Relationship with Hexin Group, page 71

16.   We note that you utilized a centralized treasury function with Hexin Group from
        inception up to March 2016 with all of your cash flows being managed through the
        bank accounts of Hexin Information and Hexin Financial Information. On January
        12, 2017, you separated your treasury function from the Hexin Group. Please
        address the following:

        •   Tell us how cash was managed and what treasury function you used between
                March 2016 and January 2017.

        •   Tell us how cash flows were monitored for the historical periods to
                determine the amount of cash reported by Hexindai Inc. at each reporting
                date.

        •   Was there a signed and written agreement in place governing the terms of the
                centralized treasury function? As part of your response, tell us whether there
                were any policies or agreements that restrict Hexin Group's ability to use the
                cash for their own operations.

        •   Tell us whether Hexin Group charged you an administrative fee for utilizing
                their treasury function.

17.   We note that the net balance of funds, totaling approximately RMB 77.1 million was
        the amount due to Hexin E-Commerce as of September 30, 2016. Using the
        September 30, 2016 period-end exchange rate of 6.6702 disclosed on page F-36, this
        appears to translate to $11.6 million U.S. dollars. Please help us to reconcile this
        amount to the related party due from Hexin Group of $9.3 million as of September
        30, 2016 disclosed on page F-41.

18.   We note that you have entered into a cooperation agreement with Hexin Group,
        under which Hexin Information or Hexin Financial Information refers offline
        borrowers to you for credit loans and secured loans. Please tell us the substantive
        terms of the cooperation agreement with Hexin Group, including the following:

        •   Tell us when you entered into the cooperation agreement and the period of
                time the agreement covers (e.g. one year, five years, indefinite, etc.).

- Tell us whether the agreement is terminable by either party with or without penalty. If so, what steps need to be taken for the termination to occur and what is the penalty for violation of any terms?

- Tell us whether there are any other agreements or commitments in place between Hexin E-Commerce and Hexin Group to fund the losses or expenses of either party, such as a loan agreement, equity pledge agreement or other?

19. Given the common control, business cooperation agreement and centralized treasury function, provide us with your consolidation analysis of Hexin Group, including whether Hexin Group is a variable interest entity (VIE).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

General

20. Please revise to discuss the changes in financial position for the periods presented.

Key Components of Results of Operations

Revenue, page 80

21. We note that you recognize loan management and post-origination revenues and that the amount of post-origination fees charged depends on an investor's membership grade and can be modified or waived at management's discretion. Please tell us and disclose the range of fee rates (e.g., as a percentage of loan amount) associated with these revenue streams. In addition, disclose the amount of post-origination fees that have been waived during each period.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 85

22. We note that you receive fees contingent on future events, such as penalty fees for loan prepayment or late payment, fees for transferring loans and other management fees. Please disclose your revenue recognition policy for these fees contingent on future events and whether you recognize a liability for these contingencies. For example, tell us whether they are recognized as revenue upon receipt of cash or once all contingencies have been satisfied.

23. Please tell us whether the Company has recognized a servicing asset or liability under ASC 860-50 related to your obligation to service the loans originated from your platform

for your investors. If you have not recognized a servicing asset or liability, please tell us why you do not believe that you should.

Cash Incentives Reward Program, page 86

24.   We note that you provide both referral and promotional cash incentives to investors and that those cash incentives provided are accounted for as a reduction of revenue in accordance with ASC 605-50. Please address the following:

- Disclose the amount of incentives paid to investors (e.g., as a percentage of total loan amount or other, etc.) and whether it applies to only one loan or can be for several loans entered into by an investor.

- Tell us and disclose when the incentives are recognized as a reduction to revenue (e.g., at inception of the loan, upon satisfaction of the terms, upon redemption or amortized over the term of the loans).

- Tell us and disclose whether the incentives can only be used by the investors at loan inception or at any point during the loan period.

- Tell us and disclose whether you recognize an asset or liability for these incentive programs. If you do not, tell us why.

- Tell us whether the incentives issued to a customer in a period exceed the amount of revenue recognized, and if so, tell us whether you recognize the excess amount as either a negative revenue or an expense.

Risk reserve liability, page 86

25.   We note that, in accordance with your risk reserve liability policy, an amount equal to 1% and 2% of the loan amounts of all secured loans and credit loans including the principal and interest is set aside during a given period. Please explain to us how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to present these amounts in a separate restricted cash line item. Additionally, please tell us what consideration you gave to ASC 230-10-45 in determining your cash flow presentation of changes in restricted cash.

26.   We note your accounting policy relating to the risk reserve liability and how it is equal to 1% and 2% of the loan amounts of all secured loans and credit loans including the principal and interest. Please address the following:

- Clarify that your maximum obligation is limited to the balance of the reserve liability reflected on your balance sheet. If the maximum potential obligation can exceed the balance of your liability, disclose that fact.

- Confirm our understanding that the 1% relates to the total amount of secured loans and 2% relates to the total amount of credit loans. In this regard, we refer to language in your risk factor on page 16 stating that 1% relates to credit loans and 2% relates to secured loans.

- Tell us the source of the risk reserve funds in the transactional process (i.e., are they paid by the borrower or investor?) and whether they are refundable back to the borrower upon successful repayment of the loan.

- Tell us and revise your disclosures to state how you determined that 1% and 2% of loan amounts is appropriate. In addition, tell us in detail how you used the M3+ Net Charge off Rates in the determination of your risk reserve and how actual historical default rates compare to your 1% and 2% estimates.

- Tell us which income statement line items are impacted by the risk reserve liability, if any, at loan inception, release on expiration and payout. For example, tell us whether it is reflected as a contra-revenue, expense or other expense at inception or whether it is reflected as revenue, contra-expense or other income at release on expiration. Provide us with the relevant accounting literature to support your treatment.

Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Loan facilitation revenue, page 90

27.   We note that your loan facilitation revenue experienced a dramatic increase primarily due to an increase in the volume of credit loans. Please also discuss changes in volume by tailored loan product (i.e., provident fund loans, property-owner loans, car-owner loans, insurance-holder loans and premier customer loans) to provide a clearer understanding of the underlying drivers of loan activities. To facilitate a clearer understanding, consider quantifying this in a comparable tabular format.

Loan management revenue, page 90

28.   Please revise the first sentence to clarify that loan management services revenue decreased by $1.6 million, not loan facilitation revenue.

Loan Performance Data, page 96

29.   We note your delinquency rate and M3+ net charge off rates performance data. Please address the following:

- Revise to present the data to be consistent with all periods included in the filing (i.e., March 31, 2015 and 2016, as well as September 30, 2015 and 2016).

- Disaggregate the performance data between credit and secured loan transactions, as well as by tailored loan product (i.e., provident fund loans, property-owner loans, car-owner loans, insurance-holder loans and premier customer loans).

- Revise the M3+ net charge off rate tables to also disclose the data in U.S. dollars.

Our Industry, page 101

30.   We note your use of market data from 2015 throughout this section. Please revise to update your disclosure to a more recent date or explain why data from 2015 provides sufficiently comparable information.

Business

Our Competitive Strengths

Risk-adjusted investment returns and high investor satisfaction, page 112

31.   We note that one of your competitive strengths relates to your high investor satisfaction, which you state is shown by your repeat investor rates. We also note that as of December 31, 2016, more than 40% of your investors had invested more than once. Please describe how the 40% repeat investor measure compares to your peers and other benchmark data. Also, revise to disaggregate the repeat investor rate separately for your credit loan and secured loan transactions.

Products and Services to Borrowers, page 118

32.   In the penultimate paragraph on page 118, please discuss the reasons why, going forward, you expect to focus on car-owner loans in particular.

Products and Services to Investors

Portfolio Investment ("Wallets"), page 120

33.   We note that you allow investors to invest a specified amount of funds for a fixed
        period of time into a basket of loan products ("Wallets"). Please address the
        following:

        •   Tell us and disclose whether the Wallets are aggregated based on similar
                credit rating, interest rates, terms and investment products, or whether they
                are diversified.

        •   Tell us whether there are any partially funded Wallets due to timing
                differences in funding the full amount. To the extent that a Wallet has not
                yet been fully funded, tell us whether the Company maintains custody of any
                cash from investors until it has been fully funded and can be delivered to the
                borrowers.

        •   Tell us whether the Company funds any portion of the Wallets using your
                own funds at any point during the process due to timing differences.

        •   Tell us whether the fixed period of time that the investor agrees to purchase
                the Wallets can vary from the borrower term. If so, tell us how those funds
                are repaid to the investor if it is prior to the end of the borrower term.

Individual Investment, page 120

34.   We note that the average annualized investment return for loans facilitated on your
        marketplace ranges from 8% to 13%. Please tell us whether you guarantee a
        minimum return to investors for loans facilitated on your marketplace. If so, tell us
        how you account for that financial guarantee in your financial statements, especially
        in cases where a borrower defaults or the return to the investor is below the 8%
        minimum.

Credit Scoring and Decision-Making, page 124

35.   We note on page 125 that you present a table showing the APR, fixed annual interest
        rate, gross billing ratio and credit grade for your borrower applicants for the nine
        months ended December 31, 2016. Please address the following:

        •   Revise to present the data to be consistent with all periods included in the
                filing (i.e., March 31, 2015 and 2016, as well as September 30, 2015 and
                2016).

- Revise to disclose the outstanding loan balance by credit grade at the end of each reporting period.

- Tell us why the total loan transaction volume of RMB 1,529.0 million for the nine months ended December 31, 2016 on page 125 is less than the total loan volume facilitated of RMB 1,632.4 million for the six months ended September 30, 2016 on page 10.

36. We also note that the fixed interest rate range charged to borrowers of all credit grades (i.e., A – E) is 14% - 15%. Please confirm that the same interest rate is charged to all borrowers regardless of their credit rating or if not, revise to clarify accordingly. In addition, tell us and disclose whether the interest rate varies by loan type (i.e., credit loan or secured loan).

Fraud Detection and Prevention, page 125

37. You state that you have entered into a strategic cooperation agreement with China Financial Certification Authority and Shenzhen Tianjin Finance Information Services Limited Company to develop a system for digital certification and authentication of loan agreements. Please disclose the material terms and conditions of this agreement, including, without limitation, any estimated timeframe for implementing this system. Also please file this agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Hexindai Inc.

Consolidated Financial Statements – Years Ended March 31, 2016 and 2015

Consolidated Statements of Cash Flows, page F-6

38. We note that you present line items for "due from related parties" in the amounts of $(10.0) million and $(8.1) million and "repayments from related parties" in the amounts of $2.7 million and $3.0 million for the years ended March 31, 2016 and 2015, respectively. Please confirm that these items relate to your related party receivable due from Hexin Group described in Note 6 on page F-22. Additionally, tell us why you consider these financing activities in accordance with ASC 230-10-45-14 and 15.

Notes to Consolidated Financial Statements, page F-7

General

39. Please revise to provide segment reporting disclosures addressing the following:

- Identify your chief operating decision maker (CODM) and reportable segments.

- Tell us the information reviewed by the CODM in order to make decisions about allocating resources and assessing performance.

- Disclose entity-wide information required by ASC 280-10-50-40 through 42.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

40. We note that the pattern of revenue recognition appears to be different for your transactions with credit loans' borrowers compared to your transactions with secured loans' borrowers. However, we note that the services described on page F-12 and the transaction processes depicted on page 121 appear to be the same for each type of borrower. Please explain to us why there is a different pattern of revenue recognition when the services offered appear to be the same. To the extent that there are different transaction processes, consider revising the disclosures on pages F-12 and 121 to depict how they are different.

41. We note that loan facilitation fees are considered as elements in your credit loan transactions but do not appear to be elements for your secured loan transactions. Please tell us whether you perform loan facilitation services on your secured loan transactions and why loan facilitation fees are not considered a separate element in your secured loan transactions.

42. Similarly, we note that loan management revenue are considered elements in your secured loans but do not appear to be elements for your credit loan transactions. Please tell us whether you perform monthly management services on your credit loan transactions and why loan management fees are not considered a separate element in your credit loan transactions.

43. Please tell us if you defer any portion of the loan facilitation fee in your credit loans and the factors that were considered in your determination of whether or not to defer.

44. Please tell us how you determined the best estimated selling price of the elements of your arrangements.

Note 3 – Prepayments and Other Assets, page F-21

45. We note that you have a fund receivable from external payment network providers for funds received from investors but not yet transferred to accounts of borrowers, and vice versa. Please explain to us how you considered Rule 5-02 of Regulation S-X in determining it was not necessary to present these amounts in a separate restricted cash line item.

Note 5 – Accrued Expenses and Other Current Liabilities, page F-21

46.   We note that you have a fund payable to investors or borrowers due to the settlement time lag by external payment network. Please tell us the average duration of the settlement time lag. In addition, tell us if there are any circumstances in which you originate a loan to a borrower or provide a temporary loan using your funds prior to an investor being identified and matched to the borrower.

Note 9 – Income Tax, page F-23

47.   We note on page F-24 that you present an effective tax rate reconciliation for the years ended March 31, 2016 and 2015. For the year ended March 31, 2015, we note the line item for "effect of change tax rate" has a significant impact on your effective tax rate. Please revise to include a description of the nature of each significant reconciling item in your disclosures. Refer to ASC 740-10-50-12.

Notes to Interim Condensed Consolidated Financial Statements

Note 5 – Related Party Balances and Transactions, page F-41

48.   We note your tabular presentation of amount due from related parties showing an ending balance of zero as of March 31, 2016. Please revise the table to show separate subtotals for total current portion of zero, total non-current portion of $12.0 million, and a total ending balance of $12.0 million.

Note 10 – Additional Paid-In Capital, page F-44

49.   We note that the Company granted employee options to purchase 15,780 ordinary shares on April 1, 2016 under the 2016 Share Option Scheme. Please tell us how you evaluated the impact of these options granted in your computation of diluted earnings per share in Note 8 on page F-44. Refer to ASC 260-10-45-28A.

Exhibits

50.   Please file executed copies, rather than "`Form of" versions, of Exhibits 10.2 through 10.6 prior to requesting effectiveness.

51.   Please file as an exhibit the escrow agreement governing the offering proceeds.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Zhang Qisen (Johnson)
       Stephanie Tang, Esq.